Exhibit 99.2

NVIDIA PARTNER NETWORK

MASTER AGREEMENT

This NVIDIA Partner Network (“NPN”) Master Agreement (this “Agreement”) governs your participation in NVIDIA’s Partner Network (the “Program”). By your signed written acceptance to participate in the Program, you acknowledge that you have read, understand and agree to be bound by these terms and conditions. As used herein, “NVIDIA” shall refer to NVIDIA Corporation and "you" or “your” or “Company” shall refer to the NVIDIA partner who has agreed to be bound by these terms. The effective date of this Agreement shall be the date shown on the signature page (“Effective Date”).

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Benefits and Requirements; Precedence

Subject to the terms and conditions herein, NVIDIA agrees to provide to you the benefits set forth in each program guide which is agreed by NVIDIA and you and incorporated as part of this Agreement (each a “Program Guide”), and in each competency exhibit agreed by NVIDIA and you that applies to a Program Guide and is incorporated as part of this Agreement (each a “Competency Exhibit”). You agree to comply with the requirements set forth in the Program Guide(s) and the Competency Exhibit(s) during your participation in such programs. You acknowledge that your access to the benefits described in a Program Guide or Competency Exhibit is at NVIDIA’s sole discretion, and is based on compliance requirements described therein and on current availability.

In the event of conflict between this Agreement, a Program Guide, and a Competency Exhibit, the order of precedence shall be that the terms and conditions of the Competency Exhibit control, followed by the Program Guide to which the Competency Exhibit relates, and then this Agreement.

2.	Terms and Conditions

2.1
Operations and Expenses: Each party shall be solely responsible for its own costs, operations, and expenses in the performance of its obligations under this Agreement, including any Program Guide and Competency Exhibit.

2.2
Trademark and Trade Names: You may refer during the Initial Term and each Renewal Period (as defined below) to the NVIDIA products or technologies by their respective names, logos or marks, (collectively referred to as “NVIDIA Trademarks”) and use the NVIDIA Trademarks expressly authorized by NVIDIA in this Agreement provided that any reference or use is not misleading and complies with the (a) NVIDIA Trademark License found at https://www.nvidia.com/content/dam/en-zz/Solutions/about-us/documents/Trademark-License-Agreement.pdf and (b) Brand Guidelines for the NVIDIA Partner Network. You agree not to (i) challenge or aid in contesting the validity or NVIDIA's ownership or use of the NVIDIA Trademarks; (ii) attempt to register the NVIDIA Trademarks or any mark or logo substantially similar thereto; (iii) remove, alter or add to the NVIDIA Trademarks; (iv) co-brand or co-logo your products with the NVIDIA Trademarks; (v) incorporate or register the NVIDIA Trademarks into your own trademarks, product names, service marks, company names, domain names or any other similar designations; or (vi) use the NVIDIA Trademarks in violation of any state, federal, foreign law or regulation, or court order. Any use of the NVIDIA Trademarks by you, and any and all goodwill and other proprietary rights that are created by or that result from your use of the NVIDIA Trademarks, inures to NVIDIA's benefit.

In the event you use the NVIDIA Trademarks in any manner that does not meet the requirements set forth in this Agreement, you must correct all misuses of the NVIDIA Trademarks as soon as possible and within a reasonable period of time not to exceed thirty (30) days, unless a shorter period is required by a court order. If the misuse of the NVIDIA Trademarks is not corrected within such period, your authorization to use the NVIDIA Trademarks will terminate and you must discontinue all use of the NVIDIA Trademarks, and NVIDIA may terminate this Agreement.

Neither party shall use any of the other party's trademarks, trade names or any part thereof, or any mark or name confusingly similar thereto, as part of its corporate or business name or in any other manner, including press releases and publicity, not expressly authorized under the terms of this Agreement.

NVIDIA will defend, indemnify and hold harmless you and your officers, employees, and agents from and against any and all losses, costs, liabilities and expenses (including reasonable attorney’s fees) arising out of any third party claim arising from or relating to any NVIDIA Trademarks that infringe the copyrights, trademarks, service marks, or contract rights of any third party. The foregoing indemnity shall be in addition to, and not in lieu of, all other legal right and remedies that you may have. This paragraph shall survive termination or expiration of this Agreement.

In the event that NVIDIA uses your trademarks under the provisions of this Agreement and/or a Program Guide, you will defend, indemnify and hold harmless NVIDIA and NVIDIA’s officers, employees, and agents from and against any and all losses, costs, liabilities and expenses (including reasonable attorney’s fees) arising out of any third party claim arising from or relating to any of your trademarks that infringe the copyrights, trademarks, service marks, or contract rights of any third party. The foregoing indemnity shall be in addition to, and not in lieu of, all other legal right and remedies that NVIDIA may have. This paragraph shall survive termination or expiration of this Agreement.

2.3
NVIDIA Software Distribution: NVIDIA utilizes a channel model for distribution and resale of NVIDIA products. This Agreement is not a direct purchasing arrangement. If as an NPN partner you purchase NVIDIA software from an NVIDIA authorized distributor for resale, then the following applies: You are authorized during the term of this Agreement to resell or otherwise distribute on a non-exclusive basis the codes, keys or certificates for product activation, registration or renewal of each NVIDIA software product that you purchased from an NVIDIA authorized distributor, as bundled and delivered to you by the distributor, to enable an end user to activate and use the software subject to the terms of the applicable NVIDIA license agreement. You shall make no false or misleading representations with regard to NVIDIA or its software products, nor shall you make any representations, warranties or guarantees with respect to the specifications, features or functionality of the software that are inconsistent with the literature distributed by NVIDIA.

3.	Term and Termination

3.1
Term: This Agreement will commence on the Effective Date, and shall continue for one year thereafter, unless otherwise terminated by the parties in accordance with this Agreement (“Initial Term”). After the expiration of the Initial Term, this Agreement shall continue to automatically renew for additional twelve (12) month periods, unless otherwise terminated by the parties in accordance with this Agreement (each a “Renewal Period”).

3.2
Termination: This Agreement may be terminated as follows: (i) either party may terminate this Agreement in the event the other party is in material breach of the terms and conditions contained in this Agreement or incorporated hereto and the breaching party has failed, within thirty (30) days after delivery of written notice thereof from the non-breaching party to cure such breach; (ii) either party may terminate this Agreement, a Program Guide or a Competency Exhibit for convenience upon providing the other party thirty (30) days prior written notice; or (iii) NVIDIA may terminate this Agreement, effective immediately, if you should sell, assign, delegate or transfer any of your rights and obligations under this Agreement by operation of law or otherwise without having obtained NVIDIA's prior written approval, or if you merge or otherwise combine with an entity that manufactures or sells any product competitive with NVIDIA products as determined by NVIDIA in its sole discretion.

Upon termination, any and all rights granted by virtue of this Agreement or a Program Guide, which do not expressly survive under the terms of this Agreement, shall immediately terminate, and each party shall promptly return any and all loaner products, technologies, Confidential Information and materials submitted to the other party upon written request. If you have outstanding long-term customer supply obligations that commenced prior to a notification of termination for convenience by NVIDIA, NVIDIA agrees to discuss solutions regarding such obligations with you in good faith.

4.
Audits: NVIDIA shall have the right once per calendar year during the term of this Agreement, and for one (1) year thereafter, to review and audit your books and records pertaining to NVIDIA business directly related to this Agreement, for the purpose of verifying compliance with your obligations under this Agreement. NVIDIA shall have the right at any time during your regular business hours, upon thirty (30) days advance written notice, to conduct, at NVIDIA’s expense, such audits and take extracts from such records in order to verify compliance with the Program terms. In the event that an audit reveals any material discrepancies under the Program terms, you hereby agree, in addition to any other rights and remedies available to NVIDIA, to reimburse NVIDIA all costs associated with the audit.

5.
Intellectual Property Rights: NVIDIA products, technology and their related documentation and any other NVIDIA Confidential Information provided hereunder and all the intellectual property rights therein are and shall remain the sole and exclusive property of NVIDIA or NVIDIA’s licensors, as the case may be. You will reproduce, without altering, obscuring, or removing, the intellectual property rights notices of NVIDIA and its licensors on each copy you make of program materials, marketing materials, NVIDIA documentation and any other NVIDIA information which the Agreement grants permission for you to use. NVIDIA hardware loaned and/or software licensed to you in relation to this Agreement, if any, is subject to additional terms and conditions and is limited to the purpose and duration of the associated program under this Agreement.

6.
Confidentiality: Each party acknowledges that in the course of its dealings with the other party from time to time, it may receive or learn confidential, business, trade secret, proprietary or other like information concerning the other party or its customers ("Confidential Information"). Recipient agrees that it shall not disclose Confidential Information to any third parties, without the prior written approval of the disclosing party, except that NVIDIA shall be permitted to share your Confidential Information with its contractors and agents, subject to the confidentiality requirements provided herein. In addition, each party shall protect the other party’s Confidential Information from unauthorized dissemination or publication with the same degree of care that each party uses to protect its own like information, but in no event less than reasonable care. Confidential Information includes, but is not limited to, drawings, specifications, source code, object code, formulas, firmware, marketing, financial and product information and data, whether or not marked as confidential. The restrictions in this section shall not apply to any information which: (i) is or becomes generally available to the public other than as a result of a breach of this section by the receiving party, (ii) was available to the receiving party on a non-confidential basis prior to its disclosure under this Agreement; (iii) is independently developed by the receiving party without use of the disclosing party’s Confidential Information; (iv) becomes available to the receiving party on a non-confidential basis from a third party which was not itself bound by a confidentiality obligation and was free to disclose the information or (v) is a disclosure made pursuant to law or made under a direction from the court or any government authority, provided however that the receiving party required to make such a disclosure gives reasonable notice to the disclosing party before making such disclosure. The obligations under this paragraph shall survive termination of this Agreement. Where NVIDIA expressly indicates to you that NVIDIA Confidential Information may be disclosed, your disclosure shall be pursuant to confidentiality obligations consistent with these confidentiality terms.

7.
Force Majeure: Any delay or failure in the performance by either party hereunder shall be excused if and to the extent caused by the occurrence of a Force Majeure. For purposes of this Agreement, “Force Majeure” shall mean a cause or event that is not reasonably foreseeable or otherwise caused by or under the control of the party claiming Force Majeure, including acts of God, fires, floods, explosions, riots, wars, hurricane, sabotage terrorism, vandalism, accident, pandemic, export control, restraint of government, governmental acts, injunctions, labor strikes, and other like events that are beyond the reasonable anticipation and control of the party affected thereby, despite such party's reasonable efforts to prevent, avoid, delay, or mitigate the effect of such acts, events or occurrences, and which events or the effects thereof are not attributable to a party's failure to perform its obligations under this Agreement.

8.
Compliance with Laws: Both parties shall fully comply with the Foreign Corrupt Practices Act, Anti-Kickback Act, and other applicable anti-bribery laws; and with all applicable federal, state and local laws, rules, regulations, and ordinances. Further, you shall not exercise or attempt to exercise any improper influence in sales to or for the U.S. Government. U.S. export laws apply to NVIDIA's products. You acknowledge that the NVIDIA Authorized Offerings, technology and related documentation described under this Agreement are subject to the U.S. Export Administration Regulations (EAR) and economic sanctions regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC). You agree to comply with the EAR and OFAC regulations and all applicable international and national export and import laws. You agree that you will not export or re-export the NVIDIA Authorized Offerings, technology and related documentation to any destination requiring an export license or other approval under the EAR or OFAC regulations otherwise without first obtaining such export license or approval and NVIDIA’s permission. You will not, without prior governmental authorization, export or re-export NVIDIA Authorized Offerings, technology and related documentation, directly or indirectly, (i) to any end user whom you know or have reason to know will utilize them in the design, development or production of nuclear, chemical or biological weapons, or rocket systems, space launch vehicles, and sounding rockets, or unmanned air vehicle systems; (ii) to any end user who has been prohibited from participating in U.S. export transactions by any federal agency of the U.S. government, or (if applicable depending on destination and the Export Control Classification Number of the item) to any known military or military-intelligence end-user or for any known military or military- intelligence end-use; or (iii) to any countries that are subject to U.S. export restrictions (currently including, but not necessarily limited to, Cuba, Iran, North Korea and Syria and the Region of Crimea). You shall defend NVIDIA, its employees and its affiliates against any and all threatened or actual claims, suits, fines, sanctions, actions, or proceedings, and indemnify and hold each and all of them harmless against any costs incurred (including pre-suit investigations, expert fees, attorney's fees) and any and all sums paid or awarded with respect thereto as penalties, damages, fines, restitutions, or otherwise resulting from any violation by you, your agents, affiliates or related entities of the export laws with respect to any NVIDIA products, software, technology, or related documentation. This paragraph shall survive termination or expiration of this Agreement.

9.
Non-Assignment: This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties. You may not assign or otherwise transfer your rights and obligations hereunder without the prior written consent of NVIDIA, whose consent shall not be unreasonably withheld.

10.
Applicable Law: This Agreement shall be governed and construed in accordance with the laws of the State of Delaware and the United States without regard to the conflicts of law provisions thereof as if the same were wholly entered into and executed within the State of Delaware. You hereby consent to the exclusive jurisdiction of the state and federal courts in Santa Clara County, California, USA and waive any objection to such venue. You specifically agree that the United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

11.
Disclaimer of Warranties / Limitation of Liability: All NVIDIA products, technology and their related documentation and any other NVIDIA Confidential Information, as well as the benefits, training and/or services provided to you under this Agreement are provided "AS IS" and “as available.” NVIDIA makes no representations or warranties, either express or implied, of any kind with respect to any NVIDIA products, technology and their related documentation and any other NVIDIA Confidential Information, as well as the benefits, training and/or services provided through a program. NVIDIA EXPRESSLY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, OF ANY KIND WITH RESPECT TO SUCH NVIDIA PRODUCTS, TECHNOLOGY AND RELATED DOCUMENTATION AND ANY OTHER NVIDIA CONFIDENTIAL INFORMATION, AS WELL AS THE BENEFITS, TRAINING AND/OR SERVICES OR THEIR USE, INCLUDING BUT NOT LIMITED TO THE IMPLIED WARRANTIES OF TITLE, NONINFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. EXCEPT FOR BREACH OF CONFIDENTIALITY OBLIGATIONS OR IN THE EVENT OF GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, EACH PARTY SHALL NOT BE LIABLE FOR ANY LOST PROFITS, LOST SAVINGS OR ANY OTHER INCIDENTAL, INDIRECT, PUNITIVE, OR CONSEQUENTIAL DAMAGES UNDER, ARISING FROM, OR CONNECTED WITH A PROGRAM OR THIS AGREEMENT EVEN IF ADVISED OF OR AWARE OF THE POSSIBILITY OF SUCH DAMAGES. EXCEPT FOR BREACH OF CONFIDENTIALITY OBLIGATIONS OR IN THE EVENT OF GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN NO EVENT SHALL EACH PARTY’S AGGREGATE LIABILITY UNDER THIS AGREEMENT EXCEED FIFTY THOUSAND US DOLLARS (US$50,000). THESE LIMITATIONS SHALL APPLY REGARDLESS OF WHETHER SUCH CLAIMS OR CAUSES OF ACTION ARISE FROM BREACH OF CONTRACT, WARRANTY, TORT, STRICT LIABILITY, OR OTHERWISE, EVEN IF ADVISED OF THE POSSIBILITY OF THE LOSS OR DAMAGE OR IF THE LOSS OR DAMAGE COULD HAVE BEEN REASONABLY FORESEEN.

12.
Privacy Policy: To the extent that you or your organization’s members provide business contact information under this Agreement, including during participation in any NPN program, you acknowledge and consent for you and on behalf of your organization’s members to the collection, use, and processing of such personal information in accordance with NVIDIA’s Privacy Policy at http://www.nvidia.com/object/privacy_policy.html. Further, you acknowledge and consent for you and on behalf of your organization’s members to the transfer of such personal data to the United States.

13.
Miscellaneous: The term “partner” when used in or under this Agreement does not establish any relationship of partnership, joint venture, employment, franchise or agency between the parties. Each party shall be deemed to be an independent contractor and shall have no authority to bind the other. The parties agree and acknowledge that this Agreement shall not be exclusive, and your participation in the Program shall have no effect on any agreement, contract or relationship you may have with any authorized graphics card manufacturer, distributor or other supplier or reseller of NVIDIA products. This Agreement, including each Program Guide and each Competency Exhibit, and any other exhibits, attachments or amendments hereto, is the entire agreement between the parties regarding each program and supersedes all prior discussions, agreements and understandings between the parties. The parties agree that all terms herein that by their nature should survive, including but not limited to the sections Audits and Disclaimer of Warranties/Limitation of Liability, shall survive a termination or expiration of this Agreement. Any direct sale of product between NVIDIA (or an NVIDIA affiliate) and you is governed by the applicable NVIDIA sales terms and conditions, which are separate in content and in purpose from this Agreement. This Agreement is in English language only, which shall be controlling in all respects, and all versions in any other language shall be for accommodation only and shall not be binding upon the parties hereto. This Agreement may be modified only by a written amendment agreed by the signatory parties to this Agreement. This Agreement shall not be amended or modified by any course of dealing or trade usage. No delay or failure by either party to act in the event of a breach or default hereunder shall be construed as a waiver of that or any subsequent breach or default of any provision of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.

Effective Date: 11 October 2023

NVIDIA CORPORATION		COMPANY: STRAITDEER PTE. LTD.

By:	/s/ Darrin Chen	By:	/s/ Kong Linghui

Name:	Darrin Chen	Name:	Kong Linghui

Title:	VP Global Partners (NPN) GTM & Operations	Title:	CEO

Date:	11 October 2023	Date:	October 11, 2023